EXHIBIT 99.1

FIRSTSERVICE CORPORATION

(“FirstService”)

Annual and Special Meeting of

FirstService Shareholders held on May 3, 2019

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

	Brief Description of Matter Voted Upon	Outcome of Vote (1)	Proxies/Votes Received
			For	Against	Withheld	Not Voted/ Not Valid
1.	Appointment of Pricewaterhouse-Coopers LLP, Chartered Accountants and Licensed Public Accountants, as the independent auditors of FirstService until the close of the next annual meeting of the shareholders and authorizing the directors of FirstService to fix their remuneration	Approved	51,100,974 (99.97%)	–	13,669 (0.03%)	–
2.	Individual election, as directors of FirstService, of the eight nominees named in the Management Information Circular of FirstService dated March 25, 2019 (the “Circular”)
	• Brendan Calder	Approved	50,811,389 (99.41%)	–	303,254 (0.59%)	–
	• Bernard I. Ghert	Approved	50,858,102 (99.50%)	–	256,541 (0.50%)	–
	• Jay S. Hennick	Approved	50,205,199 (98.22%)	–	909,444 (1.78%)	–
	• D. Scott Patterson	Approved	50,733,504 (99.25%)	–	381,139 (0.75%)	–
	• Frederick F. Reichheld	Approved	50,813,576 (99.41%)	–	301,067 (0.59%)	–
	• Joan Eloise Sproul	Approved	50,869,610 (99.52%)	–	245,033 (0.48%)	–
	• Michael Stein	Approved	49,699,329 (97.23%)	–	1,415,314 (2.77%)	–
	• Erin J. Wallace	Approved	50,814,971 (99.41%)	–	299,672 (0.59%)	–
3.	Non-binding advisory resolution on FirstService’s approach to executive compensation as set out in the Circular	Approved	49,510,223 (96.86%)	1,604,420 (3.14%)	–	–

	Brief Description of Matter Voted Upon	Outcome of Vote (1)	Proxies/Votes Received
			For	Against	Withheld	Not Voted/ Not Valid
4.	Resolution, the full text of which is set out in Appendix A to the Circular, approving a transaction (the “Transaction”) pursuant to which FirstService will terminate the restated management services agreement with FirstService’s Founder and Chairman, Jay S. Hennick, and entities controlled by Mr. Hennick and eliminate the dual class share structure of FirstService	Approved	23,774,307 (99.23%)	183,482 (0.77%)	–	–
5.	Special resolution, the full text of which is set out in Appendix B to the Circular, to amend the articles of FirstService, subject to and following completion of the Transaction, to remove all references to the multiple voting shares and preference shares of FirstService, and to re-designate the subordinate voting shares of FirstService as “common shares”	Approved	24,411,281 (99.23%)	189,482 (0.77%)	–	–
(1)	The votes for items 1, 2 and 3 were conducted and approved by way of a show of hands; the number of votes disclosed for these items reflects those proxies received by management in advance of the meeting. The votes for items 4 and 5 were conducted and approved by way of a ballot.

DATED: May 3, 2019